UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 001-13641

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PINNACLE ENTERTAINMENT, INC. 401(K) INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PINNACLE ENTERTAINMENT, INC.,

3800 Howard Hughes Pkwy.

Las Vegas, Nevada 89109

Required Information

The Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Annual Report on Form 11-K, the financial statements and schedules of the Plan for the fiscal year ended December 31, 2005, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference.

The written consent of Piercy, Bowler, Taylor and Kern with respect to the annual financial statements of the Plan as of and for the year ended December 31, 2005 is filed as Exhibit 23.1 to this Annual Report. The written consent of Holthouse, Carlin and Van Trigt with respect to the annual financial statement of the Plan as of December 31, 2004 is filed as Exhibit 23.2 to this Annual Report.

Index to Financial Statements, Schedules and Exhibits

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

Report of Independent Registered Public Accounting Firm

Plan Administrator

Pinnacle Entertainment, Inc. 401(k) Investment Plan

Las Vegas, Nevada

We have audited the accompanying statement of net assets available for benefits of Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Plan as of December 31, 2004, was audited by another independent registered public accounting firm whose report dated September 7, 2005, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PIERCY BOWLER TAYLOR & KERN

/s/ Piercy Bowler Taylor & Kern

Certified Public Accountants & Business Advisors

A Professional Corporation

Las Vegas, Nevada

June 26, 2006

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the

Pinnacle Entertainment, Inc. 401(k) Investment Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “Plan”) as of December 31, 2004. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statement referred to above presents fairly, in all material respects, the net assets available for plan benefits as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Holthouse Carlin & Van Trigt LLP

Westlake Village, California

September 7, 2005

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004
Assets:
Participant-directed investments, at fair value	$32,202,274	$29,307,220
Forfeitures account	486,895	417,220
Cash (money market account)	23,959	7,927

	32,713,128	29,732,367

Contributions receivable:
Company	602,679	578,579
Interest, dividend and capital gains receivable	4,060	238,739
Participants	1,934	72,243

Total receivables	608,673	889,561

Liabilities:
Excess contribution refunds	0	(5,481)

Net assets available for plan benefits	$33,321,801	$30,616,447

See notes to financial statements.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2005

2005
Additions:
Participants’ contributions	$4,655,106
Company contributions	1,298,181
Participants’ rollover contributions	566,092
Net appreciation in fair value of investments	143,108
Net appreciation in fair value of Pinnacle Entertainment, Inc. common stock	522,653
Interest, dividend and other income	1,488,791

Total additions	8,673,931

Deductions:
Benefits paid to participants	5,925,961
Fees	42,616

Total deductions	5,968,577

Net increase	2,705,354
Net assets available for plan benefits:
Beginning of year	30,616,447

End of year	$33,321,801

See notes to financial statements.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. PLAN DESCRIPTION

The following description of the Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “Plan”) provides only general information. Participants and other interested parties should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees who have been employed by Pinnacle Entertainment, Inc. and Subsidiaries (the “Company”, the “Sponsor” and the “Employer”) and have worked a minimum of 500 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company adopted Union Bank’s prototype plan. Additionally, Union Bank provides record keeping and administrative services of the Plan. Union Bank is the trustee of the Plan and holds the Plan’s assets.

Contributions

Each year, participants may contribute up to 100 percent of pretax annual compensation subject to an IRS dollar limit, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Currently, the Plan imposes a 20% limit on the percentage of contributions which may be invested in Pinnacle common stock.

Company matches are discretionary. Currently, the Company matches each participant’s contribution in an amount equal to 25% of the participant’s pretax contributions up to a maximum of 5% of the participant’s salary deferral. The Plan also provides for additional discretionary Company contributions. In 2005 the Company’s total discretionary matching contributions were $1,298,181.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution, Plan earnings and forfeitures, and each participant’s account is charged with any withdrawals or distributions requested by the participant, investment losses and allocation of administrative expenses, if applicable. Allocations, if any, would be based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of service, as defined in the Plan. Participants are vested in Company contributions at 20 percent after one year of service and an additional 20 percent each year thereafter until 100 percent vested upon 5 years of service.

Forfeitures

Forfeitures may be used to reduce Company contributions. At December 31, 2005, forfeitures of $486,895 were available.

Participant Loans

Participants may borrow from their fund accounts up to a maximum of the lesser of $50,000 less the highest outstanding loan balance during the prior 12 months, or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with prevailing interest rates on the date of the loan. The interest rates applicable to loans outstanding at December 31, 2005 range from 5.0% to 10.5%. As of December 31, 2005, loans outstanding were $1,972,998.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or installment payments as permitted under the Plan. The Plan also provides for hardship withdrawals from a participant’s account for immediate financial needs, as defined by the Plan, subject to certain limitations. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Administrative Expenses

Certain administrative expenses incidental to the administration of the Plan, including fees of the administrative agent and independent public accountants, may be paid by the Plan. The Company, at its discretion, decided to pay for certain of these administrative expenses on behalf of the Plan. Most investment options have management fees, which reduce the overall return on assets. The net appreciation on investments is reflected inclusive of these fees.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

In compliance with the requirements of ERISA, cash and equity funds are reported at fair value and loans are stated at the unpaid principal amount. Investments are valued on a daily basis. The UBOC Stable Value Fund is stated at contract value, which represents contributions made to the fund plus interest, less funds used to pay benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Concentration of Risk

The Plan has exposure to risk to the extent that its investments are subject to market fluctuations and interest rate fluctuations that may materially affect the value of the investment balances.

Benefits Payable to Former Participants

The American Institute of Certified Public Accountants (AICPA) has issued guidelines regarding amounts due to former plan participants but not paid by year end. The AICPA requires these amounts to be classified as net assets available for Plan benefits, and not as liabilities of the Plan. Included in net assets available for Plan benefits at December 31, 2005 are amounts which may become payable to participants who are not active participants of the Plan.

NOTE 3. INVESTMENTS

Investments are fully participant-directed.

The following presents investments that represent 5 percent or more of the Plan’s net assets available at December 31, 2005.

Federated Capital Appreciation Fund	$6,630,494
Fidelity Advisor Equity Growth Fund	4,873,099
UBOC Stable Value B Fund	3,034,846
PIMCO Real Return Bond A Fund	2,967,765
MFS Research International Fund	2,621,893
Pinnacle Common Stock	2,484,844
Participant Loans	1,972,998
Barclays Global Investors LifePath 2010 Fund	1,925,489

Net appreciation in the fair value of registered investment companies (mutual funds) was $143,108 and net appreciation for Pinnacle Entertainment, Inc. common stock was $522,653 for the year ended December 31, 2005.

The Plan also permits participants to utilize a self-brokerage feature. As of December 31, 2005, only one participant has elected this feature and the balances and types of investments in this account are immaterial to the accompanying financial statements.

NOTE 4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their Employer contributions.

NOTE 5. TAX STATUS

The Plan is a prototype plan that is the subject of a favorable opinion letter from the Internal Revenue Service (“IRS”) dated April 29, 2002, and the Plan Administrator believes the Plan has been operated in accordance with the applicable provisions of the Internal Revenue Code (“IRC”). The Company routinely self-reviews the administration of the Plan and self-corrects any compliance issues in accordance with the Employee Plan Compliance Resolution System. Accordingly, the Plan administrator believes that the Plan and related trust are designed in accordance with applicable sections of the IRC and, accordingly, are exempt from income taxes.

NOTE 6. RELATED PARTY TRANSACTIONS

The trustee and its related entities and the Company are parties-in-interest as defined by ERISA. Participants are permitted to invest in the Company’s common stock.

NOTE 7. NON-EXEMPT TRANSACTIONS

For the year ended December 31, 2001, certain of the participant contributions were not remitted within the maximum period of time permitted by the Department of Labor’s rules and regulations within that year and, therefore, constitute the lending of monies from the Plan to the Company. These non-exempt transactions are detailed in the attached supplemental schedule, Schedule of Nonexempt Transactions. All loan amounts were repaid to the trust by the end of the first quarter of 2002. However, interest incurred on the loans of $1,135 remains outstanding and due as of December 31, 2005.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

EIN # 95-3667491 Plan #003

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2005

Identity of issue	Description	Current value
UBOC Stable Value B Fund*	Common collective interest fund	$3,034,846
HighMark Diversified Money Market*	Common collective interest fund	1,270,893
Federated Capital Appreciation Fund	Mutual fund	6,630,494
Fidelity Advisor Equity Growth Fund	Mutual fund	4,873,099
PIMCO Real Return Bond A Fund	Mutual fund	2,967,765
MFS Research International Fund	Mutual fund	2,621,893
Barclays Global Investors LifePath 2010 Fund	Mutual fund	1,925,489
MFS Value Fund	Mutual fund	1,083,104
Aim Opportunities I Fund	Mutual fund	991,946
Allianz NFJ Small Cap Value A	Mutual fund	957,960
AIM Mid Cap Core Equity Fund	Mutual fund	834,336
Barclays Global Investors LifePath 2040 Fund	Mutual fund	352,734
Barclays Global Investors LifePath 2020 Fund	Mutual fund	322,999
Barclays Global Investors LifePath 2030 Fund	Mutual fund	255,412
Barclays Global Investors LifePath Rtr	Mutual fund	72,683
Pinnacle Entertainment Inc., Common Stock*	Common stock 100,560 units	2,484,844
Individually Directed Accounts	Participant-directed brokerage account	35,674
Participant Loans*	Interest at 5.0% to 10.5%	1,972,998
Cash (Money Market Account)	Interest-bearing sweep account	23,959

Total		$32,713,128

*	Identifies a party-in-interest to the Plan.

See notes to financial statements and accompanying auditors’ report.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

EIN #95 -3667491 Plan #003

SCHEDULE OF NONEXEMPT TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

Identity of Party Involved	Relationship to Plan, Employer, Or Other Party-In-Interest	Description of Transactions, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Loan Amount Repaid(1)	Earnings Due On Loan Incurred
Pinnacle Entertainment, Inc.	Sponsor	Lending of funds from the Plan to the Employer (contributions not timely remitted to the Plan), as follows:
		Deemed loans dated: January 26, 2001, January 8, 2001, May, 7, 2001, May 28, 2001, June 24, 2001	$75,847	$1,135

(1)	See note 7 to financial statements.

See notes to financial statements and accompanying auditors’ report.

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Plan), have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PINNACLE ENTERTAINMENT, INC. 401(K) INVESTMENT PLAN

Dated: June 28, 2006	By:	/s/ Arthur I. Goldberg
Arthur I. Goldberg
Plan Administrator
Pinnacle Entertainment, Inc. Senior Vice President, Risk Management and Benefits

Dated: June 28, 2006	By:	/s/ Christopher K. Plant
Christopher K. Plant
Plan Administrator
Pinnacle Entertainment, Inc. Vice President, Investor Relations and Treasurer